[AMERICANWEST BANCORPORATION LETTERHEAD]

January 22, 2007

Mr. Kevin Vaughn Accounting Branch Chief Securities and Exchange Commission 450 Fifth Street, NW Mail Stop 4561 Washington, DC 20549

Via email: komarm@sec.gov, FEDEX and EDGAR

Re: File No. 000-18561 Dear Mr. Vaughn:

On January 18, 2007, we received a letter from Mark Webb which included comments relating to a Form S-4 filing and a comment related to the pending review of the AmericanWest Bancorporation (“AmericanWest”) 2005 Form 10-K (“Filing”). We will respond to the Form S-4 comments in separate correspondence. The comment regarding the Filing indicated that the SEC did not agree with AmericanWest’s position as set forth in a response letter dated December 11, 2006, related to classification of an item on the statement of cash flows.

AmericanWest acknowledges the following:

  It is responsible for the accuracy of the disclosures contained in the Filing
  SEC comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the Filing
  It may not assert SEC staff comments as a defense in any proceeding initiate by the Commission or any person under the federal securities laws of the United States.

We have further considered this matter and determined that an amendment to the 2005 Form 10-K is appropriate. A Form 10-K/A reflecting correction of this error will be filed via EDGAR today. This amendment will also include a correction on page 51, replacing the word “potential” with “probable” in the first sentence of the second paragraph.

If you have any additional questions, please contact me directly at 509.232.1963.

Sincerely,

/s/ Patrick J. Rusnak
Patrick J. Rusnak
Executive Vice President &
Chief Operating Officer

Cc: R. Daugherty, President & Chief Executive Officer
      D. Livingstone, Chair, Audit Committee
      D. Kelleher, Chief Financial Officer
      B. Reynolds, General Counsel
      D. Ognall, Foster Pepper Tooze LLP
      M.Thronson, Moss Adams LLP